EXHIBIT 99.3

AGREEMENT FOR SALE OF MINING PROPERTIES

THIS AGREEMENT FOR SALE OF MINING PROPERTIES (the “Agreement”) is made this 4th day of March, 2014 (the “Effective Date”) by and between SCORPIO GOLD (US) CORPORATION, a Nevada corporation, and its wholly-owned subsidiary, PINON LLC, a Nevada limited liability company (referred to collectively as “Scorpio”); and GOLD STANDARD VENTURES (US) INC., a Nevada corporation (“Gold Standard”).  Scorpio and Gold Standard may be referred to separately as a “Party” and collectively as the “Parties”.

RECITALS

A.           Scorpio owns and possesses certain unpatented mining claims and controls fee lands and/or mineral interests in Township 30 North, Range 53 East, MDM, Elko County, Nevada referred to as the Pinon Project (the “Pinon Properties”).  Scorpio further holds two leases in Section 33 of Township 31 North, Range 53 East, MDM, within the boundaries of Gold Standard’s Railroad Project (the “Section 33 Leases”).  The Pinon Properties and the Section 33 Leases are more particularly described in Exhibit A hereto and shall be referred to collectively as the “Scorpio Property”.   The term Scorpio Property shall include, but not be limited to, all rights and benefits appurtenant thereto owned or controlled by Scorpio, including surface rights, land use permits, leases and water rights, if any and to the extent that such rights and benefits are transferable, but excluding reclamation bonds relating to the Scorpio Property in the amount of US
$57,434.00.

B.           The Parties have previously executed a letter of intent dated January 24, 2014 (the “Letter of Intent”), in which Scorpio agrees to sell the Scorpio Property to Gold Standard.  This Agreement will supersede and replace the Letter of Intent.

C.           Gold Standard and Scorpio have each completed the due diligence activities described in Sections 8.1 and 8.2 of the Letter of Intent.  Gold Standard wishes to proceed with acquisition of the Scorpio Property, under the provisions of this Agreement.

THEREFORE, the parties have agreed as follows.

SECTION ONE
Sale of Scorpio Property

1.1           Agreement to Sell.  Scorpio hereby agrees to sell and Gold Standard hereby agrees to purchase all of Scorpio's right, title and interest in and to the Scorpio Property on the terms and conditions set forth herein.

1.2           Purchase Price.  Gold Standard shall (a) pay $8,500,000 in cash; and (b) deliver 5,500,000 common shares in the capital stock of Gold Standard Ventures Corp. (“GSV”), Gold Standard’s parent, as such shares are currently constituted, (collectively the "Purchase Price") to Scorpio in exchange for the Scorpio Property.  Gold Standard has previously paid a non-refundable deposit of $250,000 in cash (the “Deposit”) to Scorpio following execution of the Letter of Intent. The Deposit shall be credited (without interest) towards the cash payment of the Purchase Price allocated to the Section 33 Leases in Paragraph 1.3.2 upon Closing (as hereinafter defined).

1.3           Allocation of Purchase Price.  The Purchase Price will be allocated between the Pinon Properties and the Section 33 Leases as follows:

1.3.1           Pinon Properties - $7,500,000 cash and 5,500,000 common shares of GSV; and

1.3.2           Section 33 Leases - $1,000,000 cash.

1.4           Payment Schedule.  Subject to Sections 4 and 5.1 below, closing of the purchase and sale of the Scorpio Property (the “Closing”) shall take place at the offices of GSV at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at 10:00 a.m. (Pacific Time) on March 4, 2014 or such other location or later date and time as may be mutually acceptable to the Parties.  Upon Closing, Gold Standard shall:

1.4.1           Pay Scorpio $750,000.00 in cash, which payment, together with the Deposit, shall be credited towards the Purchase Price allocated to the Section 33 Leases in Section 1.3.2;

1.4.2           Pay Scorpio an additional $5,000,000 in cash, which payment shall be credited towards the cash portion of the Purchase Price allocated to the Pinon Properties in Paragraph 1.3.1;

1.4.3           Issue Scorpio a promissory note in the amount of $2,500,000 (the “Promissory Note”), which shall (a) be credited towards the cash portion of the Purchase Price allocated to the Pinon Properties in Paragraph 1.3.1, (b) be due and payable on the first anniversary of the date of Closing (the "Closing Date"), (c) bear interest at a rate of 3% per annum, which interest shall be payable in arrears in quarterly installments, (d) be guaranteed by GSV, and (e) be secured against title to the Pinion Properties as described in Section 1.7; and

1.4.4           Subject to the terms of Sections 2.3 and 2.4 below, cause GSV to issue 5,500,000 common shares in its capital stock to or to the order of Scorpio, which shares shall be credited towards the Purchase Price allocated to the Pinon Properties in Paragraph 1.3.1.

1.5           Scorpio’s Conveyance.  In exchange for the Purchase Price set out in Paragraph 1.2, upon Closing Scorpio shall irrevocably convey, transfer and assign all of its right, title and interest in and to the Scorpio Property (other than pursuant to the Deed of Trust as defined in Paragraph 1.7 below) to Gold Standard, free and clear of any and all liens, charges, mortgages, hypothecs, pledges, security interests, encumbrances, royalties or other interests whatsoever (collectively "Encumbrances") arising by, through or under Scorpio, save and except for those Encumbrances set out in Exhibit B (the "Permitted Encumbrances").  Without limiting the generality of the foregoing, upon Closing Scorpio shall execute and deliver or cause to be executed and delivered to Gold Standard (a) a Deed and Assignment in the form attached hereto as Exhibit C (the "Deed and Assignment") and a Bill of Sale in the form attached hereto as Exhibit D, and (b) such documents, instruments, releases and discharges (collectively the "Discharge Documents") as  reasonably required by Gold Standard to effectively release and discharge the security registered against the Scorpio Property by or on behalf of Waterton Global Value L.P., the senior secured lender (the "Senior Lender") to Scorpio's parent company, Scorpio Gold Corporation. For greater certainty, the Deed and Assignment and Discharge Documents will be delivered to Gold Standard's Nevada counsel, Harris & Thompson ("Harris"), upon Closing on undertakings to hold such documents in trust pending Scorpio's receipt of the cash portion of the Purchase Price contemplated in Paragraphs 1.4.1 and 1.4.2 above (or, if required by the Senior Lender, the receipt of such cash by the Senior Lender), whereupon Harris shall forthwith register the Discharge Documents, the Deed of Assignment and the Deed of Trust with all applicable governmental or other registries in immediate succession.

Notwithstanding the foregoing, upon completion of the Closing, this Agreement shall, without further act or formality, operate as a conveyance, transfer and assignment to Gold Standard of all of Scorpio's right, title and interest in and to the Scorpio Property, provided that if any portion of the Scorpio Property intended to be transferred hereunder is not transferred or capable of being transferred to Gold Standard upon Closing, Scorpio shall hold such portion as bare trustee in trust for, and at the sole cost of, Gold Standard from the time of Closing until such portion is effectively transferred.

1.6           Gold Standard’s Obligations Regarding Scorpio Property. Gold Standard agrees that during the period from the Closing to the date the principal and accrued interest under the Promissory Note has been paid in full (the "Note Payment Date"), it will maintain the Scorpio Property in good standing in all material respects in accordance with all applicable laws and any material agreements applicable thereto, including, but not limited to, the payment of all assessment and/or maintenance and recording fees, property taxes, lease, royalty and other property payments.  Gold Standard will not, without the prior written consent of Scorpio, not to be unreasonably withheld or delayed, alter, modify, change or terminate its right, title or interest in, or abandon, alienate or otherwise dispose of or encumber the Scorpio Property or any portion thereof or any of the material agreements or other assets or interests comprised therein.  Gold Standard further agrees that during the period from the Closing to the Note Payment Date, it will conduct all operations and other activities on or in connection with the Scorpio Property in a good and miner-like manner, in compliance, in all material respects, with all applicable federal, state and local laws, regulations, ordinances and codes.  Gold Standard will indemnify, protect, save and hold harmless Scorpio and its affiliates from and against any and all losses, costs, damages, expenses, attorney fees, liens, claims, demands, environmental liabilities and other liabilities, obligations, suits and actions of every kind that may be imposed upon or incurred by Scorpio or its affiliates on account of, or arising directly or indirectly from, Gold Standard’s operations or activities on or in connection with the Scorpio Property after the Closing.

1.7           Deed of Trust.  Upon Closing, Gold Standard shall execute and deliver to Scorpio a deed of trust and security agreement (the "Deed of Trust"), in the form attached hereto as Exhibit E, granting Scorpio a first position (relative to any Encumbrances arising by, through or under Gold Standard) lien and mortgage on the Pinon Properties as security for payment of the Promissory Note.
SECTION TWO
Bonus Shares and Payments

2.1           Bonus Shares.  If, after Closing, and provided that Gold Standard, or an affiliate thereof, continues to own an interest in the Pinon Properties, Gold Standard obtains an independent technical report on all or a portion of the Pinon Properties prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators ("NI 43-101") which contains an aggregate mineral resource (including the "inferred mineral resource", within the meaning of NI 43-101) for the Pinon Properties of at least 1,000,000 ounces of gold (without regard to the fact that Gold Standard may own less than 100% of any given part of the Pinon Properties), Gold Standard shall cause GSV to issue to Scorpio, or, subject to compliance with applicable securities laws, an affiliate of Scorpio, within 30 days following its receipt of such report, an additional 1,250,000 common shares of GSV (the "Bonus Shares"), as such shares are currently constituted, provided that in the event of the issuance of the Bonus Shares to an affiliate of Scorpio, such affiliate has entered into the Orderly Sale Agreement (as defined in Section 2.3 below) with Gold Standard and GSV with respect to such Bonus Shares.

2.2           Bonus Cash Payment.  If, after Closing, GSV or any affiliate thereof enters into or becomes a party to a transaction or series of linked and related transactions involving the sale, transfer or other disposition, directly or indirectly, of all or a significant portion of the issued shares, assets (including, but not limited to, the Pinon Properties) or business of GSV or its subsidiaries, whether by way of merger, business combination, take-over, amalgamation, plan of arrangement, option, joint venture or sale agreement, or similar transaction involving GSV or any of its subsidiaries (collectively a “Transaction”), and provided that immediately before the consummation of such Transaction either (a) Gold Standard, or an affiliate thereof, continues to own an interest in the Pinon Properties or (b) Gold Standard or an affiliate thereof has disposed of an interest in the Pinon Properties in a transaction connected or related to the Transaction,  GSV agrees to pay to Scorpio, within 30 days following the completion of the Transaction, a one-time cash payment (the "Bonus Cash Payment") calculated on the aggregate value of the Transaction (the "Aggregate Transaction Value") in accordance with the following scale:

Aggregate Transaction Value	Amount of Bonus Cash Payment
< $100,000,000	Nil
$100,000,000 to 199,999,999	$1,500,000
$200,000,000 to 299,999,999	$2,000,000
$300,000,000 or more	$3,000,000

           For purposes of this Agreement, “Aggregate Transaction Value” means the total consideration (whether in the form of cash, capital stock, notes, assets, property, assumption of indebtedness, or other consideration) paid to or received by GSV, its subsidiaries or the holders of voting equity securities of GSV, without duplication, in connection with a Transaction during the period when Gold Standard or an affiliate thereof holds an interest in the Pinon Properties or in connection with which, Gold Standard or an affiliate thereof has disposed of an interest in the Pinon Properties.

2.3           Restriction on Sale of Shares.  Scorpio acknowledges that the common shares of GSV to be issued to it hereunder including the Bonus Shares, if any, (collectively the “GSV Shares”) will be subject to resale restrictions under applicable securities laws including, but not limited to, a hold period of four months and one day from the date of issuance thereof and, if applicable, United States resale restrictions.  In an effort to minimize any potential negative effect on the market price of GSV’s shares resulting from the sale of GSV Shares by Scorpio, Scorpio covenants and agrees that upon Closing it shall enter into an orderly sale agreement or other arrangement with Gold Standard and GSV (the "Orderly Sale Agreement") governing the resale of the GSV Shares, in the form attached hereto as Exhibit F.  The Orderly Sale Agreement will provide that if Scorpio proposes to sell any GSV Shares (collectively the "Offered Shares"), Scorpio shall give Gold Standard and GSV a written notice (a “Sale Notice”) setting forth the terms of the proposed sale to the extent then determined and, upon receipt of the Sale Notice, Gold Standard and GSV shall jointly have the right for a period of 10 business days to elect to purchase or designate the purchasers which will purchase all or any part of the Offered Shares at the same price and otherwise on the same terms and conditions as such Offered Shares were to be sold as set forth in the Sale Notice.  If, and to the extent that, Gold Standard and GSV do not, or their designated purchasers do not, purchase all of the Offered Shares within such 10 business day period, Scorpio shall have the right for a period of 10 business days thereafter to sell, without further notice to Gold Standard or GSV, the remaining Offered Shares at a price not less, and on terms no more favorable, than the price and terms set forth in the Sale Notice, following which 10 business days the provisions of this Section 2.3 shall again apply.

2.4           Voting Restrictions.  Scorpio further acknowledges and agrees that it shall be a term of the Orderly Sale Agreement that, with respect to all of the GSV Shares held by it or any of its affiliates from time to time, Scorpio shall, for a period of two years after Closing:

2.4.1  Vote (or cause to be voted) such GSV Shares at any meeting of GSV shareholders, and in any action by written consent of GSV shareholders (unless and only then to the extent prohibited by law) in accordance with the recommendations of the board of directors or management of GSV on all matters to be submitted to the shareholders of GSV in connection with such meeting or action including, but not limited to, voting such GSV Shares for the election of management's nominees for directors of GSV;

2.4.2           Upon the request or direction of GSV, execute or cause to be executed a proxy in favor of the Chairman or Chief Executive Officer of GSV in respect of any resolution or matter referred to in this Section 2.4;

2.4.3           Not, without the prior written consent of GSV, requisition or join in the requisition of any meeting of the shareholders of GSV for the purpose of considering any resolution; and

2.4.4            Save and except as provided for in this Section 2.4, not grant any proxies or powers of attorney, or deposit such GSV Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such GSV Shares.

SECTION THREE
Representations and Warranties

3.1           Exclusivity.  Scorpio jointly and severally covenants and agrees that up to the time of Closing or until this Agreement is otherwise terminated, neither Scorpio nor any of its directors, officers, employees, agents or affiliates shall, directly or indirectly, initiate, solicit, entertain, accept, encourage, continue or engage in any offer, proposal, negotiation or discussion to sell, lease, rent, option, joint venture, transfer or otherwise dispose of, in whole or in part, any interest in the Scorpio Property other than to Gold Standard or an affiliate thereof.

3.2           Representations and Warranties by Scorpio as to Scorpio Property.  Scorpio jointly and severally represents and warrants to Gold Standard that:

3.2.1           it has paid all fees, taxes, lease, royalty and other payments and performed in all material respects all acts and deeds required to be paid and done under applicable laws and any leases, instruments, documents and other agreements pursuant to which Scorpio holds its interest in the Scorpio Property (collectively "Material Agreements") and that Scorpio is not in default, in any material respect, under any such laws or Material Agreements, which Material Agreements are in full force and effect and in good standing in accordance with their respective terms;

3.2.2           from and after the Effective Date of this Agreement until the Closing Date or the termination of this Agreement, as the case may be, it will maintain the Scorpio Property in good standing in all material respects in accordance with all applicable laws and the Material Agreements including, but not limited to, the payment of all assessment and/or maintenance and recording fees, property taxes, lease, royalty and other property payments and will not, without the prior written consent of Gold Standard, not to be unreasonably withheld, alter, modify, change or terminate its right, title or interest in, or abandon, alienate or otherwise dispose of or encumber the Scorpio Property or any portion thereof or any of the Material Agreements or other assets or interests comprised therein;

3.2.3           (a) the unpatented mining claims described in Exhibit A (the “Claims”) have, to Scorpio’s best information, knowledge and belief, been properly located and maintained in conformance with applicable federal, state, and local laws (b) neither Scorpio nor any of its officers or directors are aware of any material defect affecting the validity of the Claims; and (c) Scorpio is not aware of any legal actions or demands affecting the Claims;

3.2.4           (a) Exhibit A to this Agreement includes all of the Claims and Material Agreements comprising the Scorpio Property and constitutes an accurate and complete description of all material mineral rights and related interests held or controlled by Scorpio relating to the Scorpio Property and (b) Scorpio holds good and marketable right and title to its interest in the Scorpio Property free and clear of all Encumbrances other than Permitted Encumbrances and any Encumbrances to be discharged and released by Scorpio upon Closing as contemplated in Section 1.5 above;

3.2.5           Neither Scorpio nor, to Scorpio’s best information, knowledge and belief, the Scorpio Property is subject to any joint venture, partnership or other agreement, besides those agreements or leases set forth in Exhibits A and B, affecting in any manner the ownership, use, operation, or transferability of the Scorpio Property;

3.2.6           Save and except as set out in Exhibit B, Scorpio does not own, hold or control any permits, licenses, surface, access or water rights relating to or in connection with the Scorpio Property; and

3.2.6           To the actual knowledge of Scorpio's senior management as of the date of the Letter of Intent, without further inquiry or investigation, Exhibit B contains a complete listing of all royalties affecting the Scorpio Property, whether arising by, through or under Scorpio or otherwise.

3.3           Representations and Warranties by Scorpio as to Environmental Matters.

Scorpio jointly and severally represents and warrants to Gold Standard that, to the best of its information, knowledge and belief, there is not:

3.3.1           (a) any material violation of any Environmental Law applicable to the Scorpio Property; (b) any existing, pending or threatened investigation pertaining to the Scorpio Property by any federal, state, or local governmental authority; (c) any obligation to remediate any hazardous substances on the Scorpio Property; or (d) any lien on the Scorpio Property under or in connection with any Environmental Law; and

3.3.2           an actual, alleged, or threatened presence or release of Hazardous Substances in, on, around or potentially affecting any part of the Scorpio Property or the soil, ground water or soil vapor on or under the Scorpio Property, or the migration of any Hazardous Substance, from or to any other property adjacent to or in the vicinity of the Scorpio Property, providing that the foregoing representation and warranty does not apply to de minimis amounts.

For purposes of the representations and warranties set forth in Sections 3.3.1 and 3.3.2 above, the term “Environmental Law” means any federal, state or local law, whether common law, statute, ordinance, rule, regulation, or judicial or administrative decision, pertaining to Hazardous Substances, health, environmental conditions, or the regulation or protection of the environment, and all amendments thereto and any successor statute or rule or regulation promulgated thereto. The term “Hazardous Substances” includes, without limitation: (a) any substance, material, or waste that is included within the definitions of “hazardous substances,” “hazardous materials,” “hazardous waste,” “toxic substances,” “toxic materials,” “toxic waste,” or words of similar import in any Environmental Law; (b) those substances listed as hazardous substances by the United States Department of Transportation (or any successor agency) in 49 C.F.R. 172.101 and amendments thereto or by the Environmental Protection Agency (or any successor agency) in 40 C.F.R. Part 302 and amendments thereto; and (c) any substance, material, or waste that is petroleum, petroleum-based, or a petroleum by-product, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable, explosive, radioactive, freon gas, radon, or a pesticide, herbicide, or any other agricultural chemical.

3.4           General Representations of Scorpio.  Scorpio jointly and severally represents and warrants to Gold Standard that:

3.4.1           It is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

3.4.2           It has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

3.4.3           Provided that any and all required lease assignment consents are obtained before Closing, neither the execution and delivery of this Agreement nor any of the agreements or instruments referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which Scorpio is a party or by which it is bound;

3.4.4           Scorpio has not entered into any agreement, understanding or other arrangement which would entitle any person to any claim against Gold Standard or the Scorpio Property for a broker's commission, finder's fee or any like payment in respect of the purchase and sale of the Scorpio Property or any other matters contemplated by this Agreement;

3.4.5           The execution and delivery of this Agreement and the agreements or instruments contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining to Scorpio or of its constating documents; and

3.4.6           There is no claim, action, suit, litigation, proceeding, injunction, dispute, demand, decree, order, or judgment (collectively a "Claim") by or before any governmental or regulatory authority or agency, stock exchange, arbitrator or court or, to Scorpio's knowledge, pending or threatened against or involving Scorpio or the Scorpio Property, or which questions or challenges the validity of this Agreement or which could otherwise prevent the completion of the transactions contemplated herein or have a material adverse effect on the Scorpio Property.

3.5           General Representations of Gold Standard.  Gold Standard represents and warrants to Scorpio:

3.5.1           It is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

3.5.2           It has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

3.5.3           Neither the execution and delivery of this Agreement nor any of the agreements or instruments referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which Gold Standard is a party or by which it is bound;

3.5.4           Gold Standard has not entered into any agreement, understanding or arrangement which would entitle any person to any claim against Scorpio for a broker's commission, finder's fee or any like payment in respect of the purchase and sale of the Scorpio Property or any other matters contemplated by this Agreement;

3.5.5           The execution and delivery of this Agreement and the agreements or instruments contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining to Gold Standard or of its constating documents; and

3.5.6           There is no Claim by or before any governmental or regulatory authority or agency, stock exchange or court or brought by any person pending or, to Gold Standard's knowledge, threatened against or involving Gold Standard, or which questions or challenges the validity of this Agreement or which could otherwise prevent the completion of the transactions contemplated herein.

3.5.7  Upon issuance, the GSV Shares will be issued as fully paid, non-assessable common shares in the capital of GSV, free from any encumbrances or the interests of others, and will be freely tradable, except for a four-month restricted trading period pursuant to applicable Canadian securities laws, applicable resale restrictions under United States securities laws and the Orderly Sale Agreement.

3.6           Disclaimer of Warranties by Scorpio.  Notwithstanding any other provision of this Agreement, Scorpio makes no representation or warranty of any kind except as expressly set forth in this Agreement.  Without limiting the generality of the preceding sentence and except as expressly set forth in this Agreement, Scorpio makes no representations or warranties regarding:  (i) the operation and use of the Scorpio Property by Scorpio or by prior owners and operators; (ii) the value or usability of the Scorpio Property; (iii) the existence of a mineral discovery within any of the mining claims comprising the Scorpio Property; (iv) the legal validity of any of said mining claims; and (v) the mineral content of any part of the Scorpio Property.

3.7  Accepted Title Matters.  Notwithstanding any other provision of this Agreement, any title issues, title defects, or title encumbrances referenced in the title report prepared in connection with this Agreement for Gold Standard by its counsel, Jeff N. Faillers, Esq., (collectively, “Accepted Title Matters”) shall not constitute a breach of any of the representations or warranties of Scorpio set out herein, nor shall Scorpio have any liability or obligation under any provision of the Agreement in respect of any Accepted Title Matters, except for (a) the Royalty Agreement in favor of Waterton Global Value L.P. dated December 17, 2012 (the "Royalty Agreement"), which is listed herein as a Permitted Encumbrance, and (b) the security filings made by, through, or under Scorpio in favor of the Secured Lender (defined below), which filings shall be released and discharged upon Closing in accordance with Section 4.1 below.

3.8           Survival of Warranties.  The representations and warranties hereinbefore set out shall not survive the acquisition of any interest in the Scorpio Property by Gold Standard and shall expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms.  For greater certainty, following the Closing, neither Party hereto shall have liability to the other Party hereto in respect of any of the representations or warranties set out herein.

SECTION FOUR
Conditions Precedent

4.1           Mutual Condition.  Prior to Closing of this Agreement, Scorpio shall deliver to Gold Standard written confirmation from the Senior Lender confirming that it consents to the transfer of the Scorpio Property to Gold Standard on the terms and conditions set out in this Agreement and upon Closing, it will release and discharge any and all of its security over the Scorpio Property.

4.2           Gold Standard Conditions.  Closing of the transactions contemplated in this Agreement is subject to the satisfaction or waiver of the following conditions in favor of Gold Standard:

4.2.1           GSV having completed, on or before Closing, an equity financing of not less than $8,000,000.00 on terms satisfactory to GSV in its sole discretion;

4.2.2           A satisfactory due diligence investigation of the Scorpio Property by Gold Standard including, but not limited to, a satisfactory title review of the claims, leases and other mineral and property interests comprised therein;

4.2.3           The receipt of all requisite third party consents and approvals for the transfer of the Scorpio Property to Gold Standard;

4.2.4           The receipt of all necessary regulatory approvals for the transactions contemplated herein including, but not limited to, the acceptance of the TSX Venture Exchange (the "Exchange"); and

4.2.5           The representations and warranties of Scorpio in this Agreement shall be true and correct in all material respects as of the time of Closing and Scorpio shall have complied with all covenants and obligations required to be performed by it at or before Closing.

4.3           Scorpio Conditions. Closing of the transactions contemplated in this Agreement are subject to the satisfaction or waiver of the following conditions in favor of Scorpio:

4.3.1           The satisfactory completion by Scorpio of the Limited Review (as defined in the Letter of Intent);

4.3.2           The receipt of all requisite third party consents and approvals for the transfer of the Scorpio Property to Gold Standard, including any required lessor consents and the consent of the Senior Lender, provided that if the Parties are unable to obtain the consent or approval of any third party, save for the consent of the Senior Lender, Gold Standard shall have the right, in its sole discretion, to proceed with the purchase of the Scorpio Property, excluding the claims and/or leases for which such third party consent cannot be obtained and without adjustment to the Purchase Price, in which event this condition shall be deemed to have been waived by Scorpio with respect to such third party;

4.3.3           The receipt of all necessary regulatory approvals for the transactions contemplated herein including, but not limited to, the acceptance of the Exchange, if necessary;

4.3.4           The representations and warranties of Gold Standard and, if applicable, GSV, in this Agreement shall be true and correct in all material respects as of the time of Closing and Gold Standard and GSV shall have complied with all covenants and obligations required to be performed by them at or before Closing.

4.4           Waiver.  The conditions precedent in Section 4.2 are for the sole and exclusive benefit of Gold Standard and may be waived by Gold Standard, in whole or in part, by notice in writing to Scorpio.  The conditions precedent in Section 4.3 are for the sole and exclusive benefit of Scorpio and may be waived by Scorpio, in whole or in part, by notice in writing to Gold Standard.

4.5           Consents and Approvals.  Each of the Parties covenants and agrees to cooperate fully with the other Party and work in good faith to ensure timely receipt of all necessary third party consents and approvals for the transfer of the Scorpio Property to Gold Standard including, but not limited to, obtaining the approval of the Exchange and consents and approvals from all applicable third party owners or lessors of mining claims, fee lands, leases or other mining interests comprising the Scorpio Property.

SECTION FIVE
Termination and Notices

5.1           Termination.  If the Closing has not occurred on or before April 24, 2014 (the "Long Stop Date"), either Party may terminate this Agreement upon written notice delivered to the other Party by courier or email, in which event Scorpio shall retain the Deposit, this Agreement shall terminate and be of no further force or effect whatsoever and neither Party shall have any further obligation or liability to the other Party hereunder, save and except as provided for in Sections 5.2 and 6.2 hereof.  The Parties agree to use reasonable commercial efforts to complete the purchase and sale of the Scorpio Property on or before the Long Stop Date, subject to satisfaction or waiver of all conditions precedent.

5.2           Transfer of Section 33 Leases.  If this Agreement is terminated pursuant to Section 5.1, Gold Standard shall pay to Scorpio, in addition to the Deposit, the sum of $750,000.00 cash (for a total of $1,000,000.00 cash), and Scorpio shall convey, transfer and assign all of its right, title and interest in and to the Section 33 Leases to Gold Standard free and clear of all Encumbrances arising by, through or under Scorpio, save and except for the Permitted Encumbrances.  The closing of the conveyance, transfer and assignment of the Section 33 Leases from Scorpio to Gold Standard shall take place on the fifth business day following the termination of this Agreement.

5.3           Notices.  All notices, requests, demands and other communications hereunder (each a “Notice”) shall be in writing and shall be deemed to have been duly given if delivered by hand or emailed to the Parties at their respective addresses and email addresses set forth below or to such other address or email address as may be given in writing by the Parties and shall be deemed to have been received, if delivered by hand, on the date of delivery, if emailed to the addresses set out below, on the business day next following the date of transmission with, in the case where delivery has been made by email only, actual confirmation of receipt.

TO SCORPIO:	Scorpio Gold (US) Corporation Attn: Peter J. Hawley, CEO 1462 de la Quebecoise Val-d'Or, Quebec J9P 5H4 Email: phawley@scorpiogold.com

TO GOLD STANDARD:	Gold Standard Ventures (US) Inc. Attn: Jonathan T. Awde, CEO c/o Suite 610 - 815 West Hastings Street Vancouver, B.C. V6C 1B4 Email: jonathan@goldstandardv.com

SECTION SIX
General Terms and Conditions

6.1            Compliance.  The Parties shall comply with all applicable federal, state and local laws, regulations, ordinances and codes during the term of this Agreement.

6.2            Confidentiality.  The Parties acknowledge and agree that any non-public or otherwise confidential information obtained through discussions, communications or negotiations between the Parties or through the due diligence disclosures contemplated in Section 8 of the Letter of Intent (the “Confidential Information”), will be kept confidential and shall not be used other than in furtherance of the purpose of this Agreement. This confidentiality obligation shall not apply to (a) any Confidential Information which is now in the public domain, (b) any information which may subsequently become public other than through breach by either Party hereto, (c) information disclosed by third parties in respect of which such third parties are not under any obligation of confidentiality to the Party to which such Confidential Information relates, (d) information in the possession of the receiving Party prior to its disclosure by the disclosing Party, or (e) information which is required by law to be disclosed.  Upon the termination of this Agreement, each Party will destroy all documents in its possession containing or derived from the Confidential Information, and will, at the request of the other Party, provide the other Party with an officer’s certificate confirming such destruction.  The provisions of this Section 6.2 will survive for a period of three years from the Effective Date.

6.3            Publicity.  Neither Party will make any press release, public announcement or public statement about the transactions contemplated herein which has not been previously approved by the other Party, provided that nothing herein shall prohibit or restrict a Party from making a press release or other disclosure or filing with an applicable regulatory authority having jurisdiction including, but not limited to, the Exchange, if required to comply with applicable laws or the policies of the Exchange and the Party making the press release, disclosure or filing has, to the extent practicable while complying with applicable laws, provided a draft copy thereof to the other Party for its review and comment at least 24 hours prior to the dissemination or filing thereof.

6.4            Further Assurances.   Each Party will provide such further documents, instruments, agreements and deeds and perform such further acts and things as may be reasonably necessary to effect the purposes of this Agreement.  Without limiting the generality of the foregoing, from time to time after the Closing, Scorpio shall execute and deliver to Gold Standard, at Gold Standard's reasonable request and at Gold Standard’s expense, all such further conveyances, transfers, deeds, assignments, instruments and other documents in writing and further assurances as Gold Standard shall reasonably require from Scorpio in order to give full effect to the provisions of this Agreement.

6.5            Assignment.   Neither Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

6.6            Severability.  In the event that any provision of this Agreement or any part hereof is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7           Currency.   Unless otherwise stated, all monetary amounts appearing in this Agreement are represented in Canadian dollars, provided that all payments to be made to Scorpio hereunder shall be made in United States dollars in the amounts obtained by converting such Canadian dollar amounts into United States dollars at the closing rate of exchange as posted by the Bank of Canada on the business day immediately preceding the date of payment.

6.8            Governing Laws.  This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

6.9            Enurement.   Subject to Section 6.5, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

6.10           Survival of Terms and Conditions.  Indemnification, warranties, represent-tations and other provisions of this Agreement which by their context are meant to continue beyond termination shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Party in whose favor they run.

6.11           Assumption of Royalty Agreement.   Gold Standard acknowledges that the Scorpio Property is subject to the terms and conditions of the Royalty Agreement made and entered into as of December 17, 2012 between Goldwedge LLC, Pinon LLC and Waterton Global Value, L.P. (the "Royalty Holder") and upon Closing of the purchase and sale of the Scorpio Property as contemplated herein, Gold Standard agrees to assume the obligations of Pinon LLC to pay the Pinon Royalty (as defined in the Royalty Agreement) to the Royalty Holder in accordance with the terms and conditions of the Royalty Agreement.

6.11           Counterparts.  This Agreement may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the Effective Date.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

[Signature page follows]

SCORPIO GOLD (US) CORPORATION, a Nevada corporation

By:	/s/ "Peter J. Hawley"
PETER J. HAWLEY, President

PINON LLC, a Nevada limited liability company

By:	/s/ "Peter J. Hawley"
SCORPIO GOLD (US) CORPORATION, Manager

GOLD STANDARD VENTURES (US) INC., a Nevada corporation

By:	/s/ "Richard Silas"
RICHARD SILAS, Corporate Secretary

(w) Gold Standard/4162

CONSENT OF GOLD STANDARD VENTURES CORP.

For valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Gold Standard Ventures Corp. ("GSV") agrees to the following terms relating to the Agreement:

1.           GSV agrees to issue GSV shares to Scorpio in accordance with Sections 1.4.4 and 2.1 above.

2.           GSV agrees to guarantee Gold Standard’s obligations under the Promissory Note issued pursuant to Section 1.4.3 above.

DATED this 4th day of March, 2014.

GOLD STANDARD VENTURES CORP., a British Columbia corporation

By:	/s/ "Richard Silas"
RICHARD SILAS, Corporate Secretary

Exhibit A

Scorpio Property

The Scorpio Property consists of the Pinon Properties and the Section 33 Leases, as described below.

Pinon Properties

The following 172 unpatented lode mining claims located within Sections 1, 2, 11, 12, 14, 15, 16, 17, 18, 19, 20, 21, 22, 24, 26, 27, 28, 29, 30, 32, 33 and 34, T30N, R53E, MDM, Elko County, Nevada:

Claim	BLM Serial No. (NMC)
TC-1	125639
TC-2	125640
TC-3	125641
TC-4	125642
TC-5	125643
TC-6	125644
TC-7	125645
TC-8	125646
TC-9	125647
TC-10	125648
TC-11	133862
TC-12	148871
TC-13	148872
TC-14	148873
TC-15	148874
TC-16	148875
TC-17	148876
TC-18	148877
TC-19	148878
TC-20	148879
TC-21	148880
TC-22	148881
TC-23	148882
TC-24	148883
TC-25	148884
TC-26	148885
TC-27	148886

Claim	BLM Serial No. (NMC)
TC-28	148887
TC-29	403761
TC-30	403762
TC-31	403763
TC-32	403764
TC-33	403765
TC-34	403766
TC-35	403767
TC-36	403768
TC-37	403769
TC-38	403770
TC-39	403771
PP 1	829752
PP 2	829753
PP 3	829754
PP 4	829755
PP 5	829756
PP 6	829757
PP 7	829758
PP 8	829759
PP 9	829760
PP 10	829761
PP 11	829762
PP 12	829763
PP 13	829764
PP 14	829765
PP 15	829766
PP 16	829767
PP 17	829768
PP 18	829769
PP 19	829770
PP 20	829771
PP 21	829772
PP 22	829773
PP 23	829774
PP 24	829775
PP 25	829776
PP 26	829777
PP27	829778
PP 28	829779
PP 29	829780
PP 30	829781

Claim	BLM Serial No. (NMC)
PP 31	829782
PP 32	829783
PP 33	829784
PP 34	829785
PP 35	829786
PP 36	829787
PP 37	829788
PP 38	829789
PP 39	829790
PP 40	829791
PP 41	829792
PP 42	829793
PP 43	829794
PP 44	829795
PP 45	829796
PP 46	829797
PP 59	829810
PP 60	829811
PP 61	829812
PP 62	829813
PP 63	829814
PP 64	829815
PP 65	829816
PP 66	829817
PP 67	829818
PP 68	829819
PP 69	829820
PP 70	829821
PP 71	829822
PP 72	829823
PP 73	829824
PP 74	829825
PP 75	829826
PP 76	829827
PR 1	881625
PR 2	881626
PR 3	881627
PR 4	881628
PR 5	881629
PR 6	881630
PR 7	881631
PR 8	881632
PR 9	881633

Claim	BLM Serial No. (NMC)
PR 10	881634
PR 11	881635
PR 12	881636
PR 13	881637
PR 14	881638
PR 15	881639
PP 77	881622
PP 78	881623
PP 79	881624
CISS 37	407885
CISS 38	407886
CISS 39	407887
CISS 40	407888
CISS 41	407889
CISS 42	407890
CISS 43	407891
CISS 44	407892
CISS 45	407893
CISS 46	407894
CISS 47	407895
CISS 48	407896
CISS 49	407897
CISS 50	407898
CISS 51	407899
CISS 52	407900
CISS 53	407901
CISS 54	407902
CISS 55	407903
CISS 56	407904
CISS 57	407905
CISS 58	407906
CISS 59	407907
CISS 60	407908
CISS 61	407909
CISS 62	407910
CISS 63	407911
CISS 64	407912
CISS 65	407913
CISS 66	407914
CISS 67	407915
CISS 68	407916

Claim	BLM Serial No. (NMC)
CISS 69	407917
CISS 70	407918
CISS 71	407919
CISS 72	407920
CISS 73	407921
CISS 74	407922
CISS 75	407923
CISS 76	407924
CISS 77	407925
CISS 78	407926
CISS 79	407927
CISS 80	407928
CISS 81	407929
CISS 82	407930
CISS 83	407931
CISS 84	407932
CISS 85	407933
CISS 86	407934
CISS 87	407935

and the following leased properties:

Lessor(s)	Original Lessee(s)	Lease Date	Property Description
Calvin Dean Stitzel and Cameron Dean Stitzel	Royal Standard Minerals Inc. and Manhattan Mining Co.	04/01/2004
Joe PP 56 (NMC898185) and Joe PP 58 (NMC898186) unpatented lode mining claims, located within Section 28, T30N, R53E, Elko County, Nevada (which claims have replaced the original Joe 1 (NMC328735) and Joe 2 (NMC318924) claims)

Karen Courtney Rudnick	Royal Standard Minerals Inc. and Manhattan Mining Co.	04/01/2011	Sections 15, 21 and 27, T30N, R53E, MDM, Elko County, Nevada (as to an undivided 8.33% mineral interest)
Oscar Rudnick	Royal Standard Minerals Inc. and Manhattan Mining Co.	12/01/2010	Section 15 (as to an undivided 8.33% mineral interest) and Section 27 (as to an undivided 16.67% mineral interest), T30N, R53E, MDM, Elko County, Nevada
Julian Tomera Ranches, Inc., Stonehouse Division, et al.	Royal Standard Minerals Inc. and Manhattan Mining Co.	08/30/2002 (amended 07/14/ 2010)	Section 21 and the SW5/8 of Section 27, T30N, R53E, MDM, Elko County, Nevada (as to all of the surface estate and an undivided 25% mineral interest)
Peter M. Tomera et al.	Royal Standard Minerals Inc. and Manhattan Mining Co.	09/25/2002 (amended 07/14/2010)	Section 21 and the SW5/8 of Section 27, T30N, R53E, MDM, Elko County, Nevada (as to an undivided 25% mineral interest)

Section 33 Leases

The following two leases, but only insofar as they pertain to Section 33, T31N, R53E, MDM, Elko County, Nevada (the balance of lands covered by these leases being part of the Pinon Properties):

Lessor(s)	Original Lessee(s)	Lease Date	Property Description
Karen Courtney Rudnick	Royal Standard Minerals Inc. and Manhattan Mining Co.	04/01/2011	W1/2 and N1/2NE1/4 of Section 33, T31N, R53E, MDM, Elko County, Nevada (as to an undivided 8.33% mineral interest)
Oscar Rudnick	Royal Standard Minerals Inc. and Manhattan Mining Co.	12/01/2010	W1/2 and N1/2NE1/4 of Section 33, T31N, R53E, MDM, Elko County, Nevada (as to an undivided 8.33% mineral interest)

[End]

Exhibit B

Permitted Encumbrances

·	Royalty Agreement in favour of Waterton Global Value L.P. dated December 17, 2012.

•	Mineral Lease agreement, dated 08/30/2002, as amended on 07/14/2010, with Julian Tomera Ranches (which includes a 5% NSR royalty).

·	Mineral Lease agreement, dated 09/25/2002, as amended on 07/14/2010, with Peter M. Tomera et al (which includes a 5% NSR royalty).

•	Mineral Lease agreement, dated 04/01/2004, with Calvin and Cameron Dean Stitzel (which includes a 5% NSR royalty).

•	Mineral Lease agreement, dated 12/01/2010, with Oscar Rudnick (which includes a 5% NSR Royalty).

•	Mineral Lease agreement, dated 04/01/2011, with Karen Courtney Rudnick (which includes a 5% NSR royalty).

•	The TC 1-39 unpatented lode claims are burdened by a reservation to GSI, Inc. of Virginia, a Virginia corporation, of a non-specific percentage Reserved Royalty interest.

•	The CISS 37-70 & 71-87 unpatented lode claims are burdened by a reservation to Aladdin

•	Sweepstake Consolidated Mining Company of a 1% Net Smelter Returns production royalty.

Permits

•	NDEP Reclamation Permit 0003